EXHIBIT 99.1
                                                                    ------------



                                  ANNOUNCEMENT




                              WPP GROUP PLC ("WPP")



WPP received on 17th June 2002 the following notification pursuant to sections 198-202 of the Companies Act 1985.

Barclays PLC, through various legal entities, has increased its notifiable interest to 3.09% of WPP's issued Ordinary Share Capital.






End

17 June 2002